SUB-ITEM 77D
With effect May 1, 2000, the Board of Directors of the Dresdner RCM Global Small Cap Fund ("Series 3" or the "Fund") approved changing the Fund's market capitalization restriction from investing at least 65% of its assets in companies with market capitalizations up to$1 billion to investing at least 65% of its investments in companies with market capitalizations, at the time of purchase, within the range of market capitalizations of companies included in the MSCI World Small Cap Index. In addition, Series 3 will now maintain a weighted-average market capitalization that is no less than 50% and no more than 200% of the weighted-average market capitalization of the securities that comprise the MSCI World Small Cap Index. Finally, the Fund is no longer restricted to the policy of investing only 15% of its assets in companies with market capitalizations less than $100 million.



N-SAR semi-annual 2000 exhibit (Global).doc	Page 1	08/25/00